UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AVNET, INC.

(Exact name of registrant as specified in its charter)

New York	1-4224	11-1890605
(State or other jurisdiction	(Commission File Number	(IRS Employer
of incorporation)		Identification No.)

2211 South 47th Street, Phoenix, Arizona	85034
(Address of principal executive offices)	(Zip Code)

Joy Newborg

Associate General Counsel

(480) 643-2000

(Name and telephone number, including area code,

of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD is filed by Avnet, Inc. (collectively with its consolidated subsidiaries, the “Company”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Conflict Minerals Rule”), for the calendar year ended December 31, 2018.

Introduction

The Conflict Minerals Rule mandates certain reporting obligations for publicly reporting companies who manufacture or contract to manufacture any products that contain conflict minerals that are “necessary to the functionality or production” of such products. The Securities and Exchange Commission defines conflict minerals as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (collectively, “CMs”).

Company overview

The Company is a global technology solutions provider with an extensive ecosystem delivering design, product, marketing and supply chain expertise for customers at every stage of the product lifecycle. A core part of its business is as a global value-added distributor of electronic components and embedded subsystems. The Company distributes electronic components, as received from its suppliers or through a customized solution, and offers assembly and other value-added products and services. CMs are used in many electronic components and computer products.

A significant percentage of the Company’s operations are out of scope of the Conflict Minerals Rule. However, during calendar year 2018, the Company manufactured and contracted to manufacture certain products in which CMs were necessary to the functionality or production of those products. The Company is a downstream consumer of CMs. It does not purchase the necessary CMs contained in its in-scope products directly from mines, smelters or refiners and is generally many levels removed from such market participants.

Conflict Minerals Program Overview

The Company’s 2018 Conflict Minerals Program (“2018 Program”) utilized the internationally recognized framework OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Framework”) to develop its process to identify the country of origin and chain of custody of the CMs. Due to its “downstream” position in the supply chain, it followed the principles outlined in the OECD Framework for downstream companies with no direct relationships to smelters or refiners.

In conducting its reasonable country of origin inquiry and due diligence for the 2018 Program, the Company utilized the then current Conflict Minerals Reporting Template (“CMRT”) developed by the Responsible Minerals Initiative (RMI) to identify smelters and refiners in its supply chain. The CMRT requires suppliers to provide information concerning the usage and source of CMs in their products as well as information concerning their related compliance efforts. Due to its downstream position, the Company must rely, in good faith, on its direct suppliers to provide it with information regarding the country of origin and chain of custody of the CMs included in its in-scope products.

To support its commitment to responsible sourcing of CMs and promote traceability of CMs and transparency of the supply chain, the Company is an affiliate member of the Responsible Business Alliance (“RBA”) and has adopted a Conflict Minerals Policy, which notifies suppliers of its expectations that suppliers only source CMs from responsible sources and assist the Company’s in its Conflict Minerals Program by properly verifying the country of origin and source of the CMs they provide to the Company for its in-scope products. This policy is available on the Company’s website at https://www.avnet.com/wps/portal/us/about-avnet/human-rights/conflict-minerals.

Conflict Minerals Disclosure

A Conflict Minerals Report is provided as an exhibit to this Form SD. The Form SD and the Conflict Minerals Report are publicly available on the Company’s website at https://www.avnet.com/wps/portal/us/about-avnet/human-rights/conflict-minerals.

Information contained on, or accessible through, the Company’s website is neither part of nor incorporated by reference into this Form SD or the Conflict Minerals Report.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit Number	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 24, 2019	By: /s/ Thomas Liguori
Thomas Liguori Chief Financial Officer